Exhibit 21
SRK Consulting (U.S.), Inc.
7175 West Jefferson Avenue, Suite 3000
Lakewood, Colorado
USA 80235
e-mail: denver@srk.com
web: www.srk.com
Tel: 303.985.1333
Fax: 303.985.9947
Consent of SRK Consulting (US) Inc.
We consent to the incorporation by reference in this annual report on Form 40-F of NovaGold Resources Inc., which is being filed with the United States Securities and Exchange Commission, of references to our name and the report on the Donlin Creek Property, included in the 2006 Annual Information Form of NovaGold Resources Inc. dated February 27, 2007 (the “AIF”).
We also consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-117370; 333-134871 and 333-136493) of the references to our name and the report on the Donlin Creek Property in the AIF, which are incorporated by reference in the annual report on Form 40‑F.
Dated at Lakewood, Colorado, this 21st day of March, 2007.
/s/ Neal Rigby
Dr. Neal Rigby
Corporate Consulting Mining
SRK CONSULTING (US) INC.

Group Offices In:	North American Offices:
Australia	Denver	303.985.1333
North America	Elko	775.753.4151
Southern Africa	Reno	775.828.6800
South America	Tucson	520-544-3688
United Kingdom	Toronto	416.601.1445